
October 6, 2022

Jesus Quintero
Chief Executive Officer
Marijuana Co of America, Inc.
633 West Fifth Street, Suite 2826
Los Angeles, CA 90071

   Re: Marijuana Co of America, Inc.
     Offering Statement on Form 1-A
     Post-qualification Amendment No. 5
     Filed September 30, 2022
     File No. 024-11668

Dear Jesus Quintero:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Drory at 202-551-8342 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Alan T. Hawkins